                                            Registration Statement No. 333-69773
                                                                       811-07411

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 2
                                   TO FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2



A.  Exact Name of Trust:  THE TRAVELERS FUND UL II FOR VARIABLE LIFE INSURANCE


B.  Name of Depositor:  THE TRAVELERS LIFE AND ANNUITY COMPANY


C.  Complete Address of Depositor's Principal Executive Offices:

              One Tower Square,
              Hartford, Connecticut  06183


D.  Name and Complete Address of Agent for Service:

              Ernest J. Wright, Secretary
              The Travelers Life and Annuity Company
              One Tower Square
              Hartford, Connecticut  06183

It is proposed that this filing will become effective (check appropriate box):

______   immediately upon filing pursuant to paragraph (b)
______   on ___________ pursuant to paragraph (b)
______   60 days after filing pursuant to paragraph (a)(1)
______   on __________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

______ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. Title of securities being registered:

              Variable Survivorship Life Insurance Policies.

              Pursuant to Rule 24f-2 under the Investment Company Act of 1940 the Registrant hereby declares that an indefinite amount of its Variable Survivorship Life Insurance Policies is being registered under the Securities Act of 1933.

F. Approximate date of proposed public offering:

              As soon as practicable following the effectiveness of the Registration Statement


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

______ Check the box if it is proposed that this filing will become effective on __________ at ___ pursuant to Rule 487. ______

     Pre-Effective Amendment No. 1 to the Registration Statement filed on Form S-6 is hereby incorporated by reference in its entirety.

                            THE TRAVELERS FUND UL II
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 1998


ASSETS:
  Investments in eligible funds at market value:
    Capital Appreciation Fund, 67,152 shares (cost $4,552,584) ..................   $  4,884,670
    Dreyfus Stock Index Fund, 124,298 shares (cost $4,015,088) ..................      4,042,184
    Fidelity's Variable Insurance Products Fund, 273,899 shares (cost $6,491,545)      7,214,058
    Fidelity's Variable Insurance Products Fund II, 38,967 shares (cost $666,781)        707,638
    Greenwich Street Series Fund, 45,735 shares (cost $811,196) .................        802,641
    Managed Assets Trust, 23,344 shares (cost $435,181) .........................        466,640
    Money Market Portfolio, 1,814,516 shares (cost $1,814,516) ..................      1,814,516
    Templeton Variable Products Series Fund, 161,165 shares (cost $3,148,588) ...      3,265,956
    The Travelers Series Trust, 60,229 shares (cost $732,181) ...................        733,844
    Travelers Series Fund Inc., 696,710 shares (cost $11,527,948) ...............     12,335,010
                                                                                    ------------

      Total Investments (cost $34,195,608) ......................................                       $ 36,267,157

Receivables:
  Dividends .....................................................................                             54,172
  Premium payments and transfers from other Travelers accounts ..................                          3,420,732
Other assets ....................................................................                                115
                                                                                                        ------------

      Total Assets ..............................................................                         39,742,176
                                                                                                        ------------


LIABILITIES:
  Payables:
    Contract surrenders and transfers to other Travelers accounts ...............                          3,343,772
    Insurance charges ...........................................................                              6,228
    Administrative charges ......................................................                                777
                                                                                                        ------------

      Total Liabilities .........................................................                          3,350,777
                                                                                                        ------------

NET ASSETS: .....................................................................                       $ 36,391,399
                                                                                                        ============

                       See Notes to Financial Statements

                            THE TRAVELERS FUND UL II
                           FOR VARIABLE LIFE INSURANCE

                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


INVESTMENT INCOME:
  Dividends .....................................................................                   $  1,109,332

EXPENSES:
  Insurance charges .............................................................   $    181,666
  Administrative charges ........................................................         22,708
                                                                                    ------------

    Total expenses ..............................................................                        204,374
                                                                                                    ------------

      Net investment income .....................................................                        904,958
                                                                                                    ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain (loss) from investment transactions:
    Proceeds from investments sold ..............................................    156,819,235
    Cost of investments sold ....................................................    154,533,547
                                                                                    ------------

      Net realized gain (loss) ..................................................                      2,285,688

  Change in unrealized gain (loss) on investments:
    Unrealized gain at December 31, 1997 ........................................        606,203
    Unrealized gain at December 31, 1998 ........................................      2,071,549
                                                                                    ------------

      Net change in unrealized gain (loss) for the year .........................                      1,465,346
                                                                                                    ------------

        Net realized gain (loss) and change in unrealized gain (loss) ...........                      3,751,034
                                                                                                    ------------

  Net increase in net assets resulting from operations ..........................                   $  4,655,992
                                                                                                    ============

                       See Notes to Financial Statements

                            THE TRAVELERS FUND UL II
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                        1998             1997
                                                                    -------------    -------------
OPERATIONS:
  Net investment income .........................................   $     904,958    $     113,261
  Net realized gain (loss) from investment transactions .........       2,285,688           59,827
  Net change in unrealized gain (loss) on investments ...........       1,465,346          604,862
                                                                    -------------    -------------

    Net increase in net assets resulting from operations ........       4,655,992          777,950
                                                                    -------------    -------------

UNIT TRANSACTIONS:
  Participant premium payments
    (applicable to 13,807,247 and 6,023,535 units, respectively)       23,714,477        9,467,190
  Participant transfers from other Travelers accounts
    (applicable to 112,904,264 and 3,924,751 units, respectively)     180,481,902        6,145,464
  Contract surrenders
    (applicable to 1,573,510 and 597,609 units, respectively) ...      (2,923,386)        (983,426)
  Participant transfers to other Travelers accounts
    (applicable to 114,570,535 and 3,898,149 units, respectively)    (180,744,823)      (5,898,576)
                                                                    -------------    -------------

  Net increase in net assets resulting from unit transactions ...      20,528,170        8,730,652
                                                                    -------------    -------------

    Net increase in net assets ..................................      25,184,162        9,508,602

NET ASSETS:
  Beginning of year .............................................      11,207,237        1,698,635
                                                                    -------------    -------------

  End of year ...................................................   $  36,391,399    $  11,207,237
                                                                    =============    =============


                        See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

   The Travelers Fund UL II for Variable Life Insurance ("Fund UL II") is a separate account of The Travelers Life and Annuity Company ("Travelers Life"), a wholly owned subsidiary of The Travelers Insurance Company ("The Travelers"), an indirect wholly owned subsidiary of Citigroup Inc. (formerly Travelers Group Inc.), and is available for funding certain variable life insurance contracts issued by Travelers Life. Fund UL II is registered under the Investment Company Act of 1940, as amended, as a unit investment trust.

   Participant premium payments applied to Fund UL II are invested in one or more eligible funds in accordance with the selection made by the owner. As of December 31, 1998, the eligible funds available under Fund UL II were:
   Managed Assets Trust; Capital Appreciation Fund; Money Market Portfolio (formerly Cash Income Trust); U.S. Government Securities Portfolio, Utilities Portfolio, Zero Coupon Bond Fund Portfolio Series 2000 and Zero Coupon Bond Fund Portfolio Series 2005 of The Travelers Series Trust; Alliance Growth Portfolio, Smith Barney Large Cap Value Portfolio (formerly Smith Barney Income and Growth Portfolio), Smith Barney High Income Portfolio, MFS Total Return Portfolio and AIM Capital Appreciation Portfolio of Travelers Series Fund Inc.; Total Return Portfolio of Greenwich Street Series Fund (all of which are managed by affiliates of The Travelers); Templeton Bond Fund (Class 1 shares), Templeton Stock Fund (Class 1 shares) and Templeton Asset Allocation Fund (Class 1 shares) of Templeton Variable Products Series Fund; High Income Portfolio, Growth Portfolio and Equity-Income Portfolio of Fidelity's Variable Insurance Products Fund; Asset Manager Portfolio of Fidelity's Variable Insurance Products Fund II; and Dreyfus Stock Index Fund. All of the funds are Massachusetts business trusts, except for Travelers Series Fund Inc. and Dreyfus Stock Index Fund which are incorporated under Maryland law. Not all funds may be available in all states or to all contract owners.

   Effective December 18, 1998, Zero Coupon Bond Fund Portfolio Series 1998 of The Travelers Series Trust was fully liquidated.

   The following is a summary of significant accounting policies consistently followed by Fund UL II in the preparation of its financial statements.

   SECURITY VALUATION. Investments are valued daily at the net asset values per share of the underlying funds.

   SECURITY TRANSACTIONS. Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

   FEDERAL INCOME TAXES. The operations of Fund UL II form a part of the total operations of Travelers Life and are not taxed separately. Travelers Life is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Under existing federal income tax law, no taxes are payable on the investment income of Fund UL II. Fund UL II is not taxed as a "regulated investment company" under Subchapter M of the Code.

   OTHER. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

   The aggregate costs of purchases and proceeds from sales of investments were $178,419,828 and $156,819,235, respectively, for the year ended December 31, 1998. Realized gains and losses from investment transactions are reported on an identified cost basis. The cost of investments in eligible funds was $34,195,608 at December 31, 1998. Gross unrealized appreciation for all investments at December 31, 1998 was $2,179,408. Gross unrealized depreciation for all investments at December 31, 1998 was $107,859.

3. CONTRACT CHARGES

   Insurance charges and administrative charges of 0.80% and 0.10%, respectively, of the average net assets of Fund UL II on an annual basis, are deducted for mortality and expense risks and administrative expenses assumed by Travelers Life during the first fifteen years that a policy is in effect. Beginning in the sixteenth year that a policy is in effect, these charges are reduced to 0.45% and 0%, respectively on an annual basis. As of December 31, 1998 all contract owners had insurance charges and administrative charges of 0.80% and 0.10%, respectively.

   Travelers Life receives contingent surrender charges on full or partial contract surrenders. Such charges are computed by applying various percentages to premiums and/or stated contract amounts (as described in the prospectus). Travelers Life received $31,109 and $25,191 in satisfaction of such contingent surrender charges for the years ended December 31, 1998 and 1997, respectively.

4.  NET CONTRACT OWNERS' EQUITY

                                                                DECEMBER 31, 1998
                                                       ------------------------------------
                                                                      UNIT           NET
                                                         UNITS       VALUE         ASSETS
                                                         -----       -----         ------
Capital Appreciation Fund ..........................   1,136,698   $    4.311   $ 4,900,354

Dreyfus Stock Index Fund ...........................   2,631,052        2.779     7,311,554

Fidelity's Variable Insurance Products Fund
  Equity-Income Portfolio ..........................   1,806,947        2.176     3,931,251
  Growth Portfolio .................................   1,037,155        2.524     2,617,318
  High Income Portfolio ............................     504,806        1.426       720,027

Fidelity's Variable Insurance Products Fund II
  Asset Manager Portfolio ..........................     428,153        1.652       707,498

Greenwich Street Series Fund
  Total Return Portfolio ...........................     518,132        1.549       802,485

    Managed Assets Trust ...........................     145,138        3.215       466,548

    Money Market Portfolio .........................   1,134,441        1.603     1,818,755

Templeton Variable Products Series Fund
  Templeton Asset Allocation Fund (Class 1 shares) .     477,886        1.638       782,791
  Templeton Bond Fund (Class 1 shares) .............     156,953        1.257       197,289
  Templeton Stock Fund (Class 1 shares) ............   1,418,179        1.611     2,284,793

The Travelers Series Trust
  U.S. Government Securities Portfolio .............     406,054        1.410       572,389
  Utilities Portfolio ..............................      51,014        1.974       100,721
  Zero Coupon Bond Fund Portfolio Series 2000 ......      28,611        1.187        33,959
  Zero Coupon Bond Fund Portfolio Series 2005 ......      60,699        1.287        78,142

Travelers Series Fund Inc.
  AIM Capital Appreciation Portfolio ...............   1,499,046        1.369     2,052,888
  Alliance Growth Portfolio ........................   1,831,608        2.185     4,001,168
  MFS Total Return Portfolio .......................     919,153        1.638     1,505,540
  Smith Barney High Income Portfolio ...............     383,898        1.251       480,156
  Smith Barney Large Cap Value Portfolio ...........     592,895        1.730     1,025,773
                                                                                -----------

Net Contract Owners' Equity ........................                            $36,391,399
                                                                                ===========

5. STATEMENT OF INVESTMENTS

INVESTMENT OPTIONS                                                      NO. OF        MARKET
                                                                        SHARES         VALUE
                                                                     -----------   -----------
CAPITAL APPRECIATION FUND (13.5%)
  Total (Cost $4,552,584) ........................................        67,152   $ 4,884,670
                                                                     -----------   -----------

DREYFUS STOCK INDEX FUND (11.1%)
  Total (Cost $4,015,088) ........................................       124,298     4,042,184
                                                                     -----------   -----------

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND (19.9%)
  Equity-Income Portfolio (Cost $3,610,485) ......................       153,901     3,912,160
  Growth Portfolio (Cost $2,104,206) .............................        57,538     2,581,729
  High Income Portfolio (Cost $776,854) ..........................        62,460       720,169
                                                                     -----------   -----------
    Total (Cost $6,491,545) ......................................       273,899     7,214,058
                                                                     -----------   -----------

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II (2.0%)
  Asset Manager Portfolio
    Total (Cost $666,781) ........................................        38,967       707,638
                                                                     -----------   -----------

GREENWICH STREET SERIES FUND (2.2%)
  Total Return Portfolio
    Total (Cost $811,196) ........................................        45,735       802,641
                                                                     -----------   -----------

MANAGED ASSETS TRUST (1.3%)
    Total (Cost $435,181) ........................................        23,344       466,640
                                                                     -----------   -----------

MONEY MARKET PORTFOLIO (5.0%)
    Total (Cost $1,814,516) ......................................     1,814,516     1,814,516
                                                                     -----------   -----------

TEMPLETON VARIABLE PRODUCTS SERIES FUND (9.0%)
  Templeton Asset Allocation Fund (Class 1 shares) (Cost $778,273)        34,858       782,909
  Templeton Bond Fund (Class 1 shares) (Cost $193,910) ...........        17,825       197,327
  Templeton Stock Fund (Class 1 shares) (Cost $2,176,405) ........       108,482     2,285,720
                                                                     -----------   -----------
    Total (Cost $3,148,588) ......................................       161,165     3,265,956
                                                                     -----------   -----------

THE TRAVELERS SERIES TRUST (2.0%)
  U.S. Government Securities Portfolio (Cost $535,664) ...........        44,617       526,475
  Utilities Portfolio (Cost $88,733) .............................         5,864       100,740
  Zero Coupon Bond Fund Portfolio Series 2000 (Cost $33,888) .....         3,131        32,121
  Zero Coupon Bond Fund Portfolio Series 2005 (Cost $73,896) .....         6,617        74,508
                                                                     -----------   -----------
    Total (Cost $732,181) ........................................        60,229       733,844
                                                                     -----------   -----------

TRAVELERS SERIES FUND INC. (34.0%)
  AIM Capital Appreciation Portfolio (Cost $5,173,476) ...........       367,620     5,323,144
  Alliance Growth Portfolio (Cost $3,408,323) ....................       152,092     4,001,538
  MFS Total Return Portfolio (Cost $1,441,370) ...................        88,389     1,505,263
  Smith Barney High Income Portfolio (Cost $510,753) .............        37,843       479,090
  Smith Barney Large Cap Value Portfolio (Cost $994,026) .........        50,766     1,025,975
                                                                     -----------   -----------
    Total (Cost $11,527,948) .....................................       696,710    12,335,010
                                                                     -----------   -----------

TOTAL INVESTMENT OPTIONS (100%)
  (COST $34,195,608) .............................................                 $36,267,157
                                                                                   ===========

6. SCHEDULE OF FUND UL II OPERATIONS AND CHANGES IN NET ASSETS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                        CAPITAL APPRECIATION FUND        DREYFUS STOCK INDEX FUND         EQUITY-INCOME PORTFOLIO
                                       ----------------------------    ----------------------------    ----------------------------
                                           1998            1997            1998            1997            1998            1997
                                           ----            ----            ----            ----            ----            ----
INVESTMENT INCOME:
Dividends ..........................   $     74,869    $          8    $     38,721    $     35,376    $     85,961    $     14,787
                                       ------------    ------------    ------------    ------------    ------------    ------------

EXPENSES:
Insurance charges ..................         20,764           5,532          18,973           4,820          18,997           4,048
Administrative charges .............          2,596             689           2,372             542           2,375             508
                                       ------------    ------------    ------------    ------------    ------------    ------------
    Net investment income (loss) ...         51,509          (6,213)         17,376          30,014          64,589          10,231
                                       ------------    ------------    ------------    ------------    ------------    ------------

REALIZED GAIN (LOSS) AND CHANGE IN
  UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
Realized gain (loss) from investment
  transactions:
  Proceeds from investments sold ...      8,939,564          20,971      29,878,196          37,365         252,634          71,633
  Cost of investments sold .........      7,651,328          18,398      29,148,808          30,549         208,954          69,809
                                       ------------    ------------    ------------    ------------    ------------    ------------

    Net realized gain (loss) .......      1,288,236           2,573         729,388           6,816          43,680           1,824
                                       ------------    ------------    ------------    ------------    ------------    ------------

Change in unrealized gain (loss) on
  investments:
  Unrealized gain (loss) beginning
    of year ........................        105,992          (8,725)         86,164            (445)         99,327           3,309
  Unrealized gain (loss) end of year        332,086         105,992          27,096          86,164         301,675          99,327
                                       ------------    ------------    ------------    ------------    ------------    ------------

    Net change in unrealized gain
      (loss) for the year ..........        226,094         114,717         (59,068)         86,609         202,348          96,018
                                       ------------    ------------    ------------    ------------    ------------    ------------

  Net increase (decrease) in net
    assets resulting from operations      1,565,839         111,077         687,696         123,439         310,617         108,073
                                       ------------    ------------    ------------    ------------    ------------    ------------


UNIT TRANSACTIONS:
Participant premium payments .......      1,598,260         594,332       1,639,480         482,167       1,065,449         283,616
Participant transfers from other
  Travelers accounts ...............      9,781,587         435,944      36,723,998         448,073       1,874,478         809,707
Contract surrenders ................       (358,636)       (101,952)       (333,118)        (76,416)       (342,648)        (78,809)
Participant transfers to other
  Travelers accounts ...............     (8,883,995)         (9,284)    (32,413,993)        (22,182)       (151,989)        (56,274)
                                       ------------    ------------    ------------    ------------    ------------    ------------

  Net increase (decrease) in net
    assets resulting from unit
    transactions ...................      2,137,216         919,040       5,616,367         831,642       2,445,290         958,240
                                       ------------    ------------    ------------    ------------    ------------    ------------

    Net increase (decrease) in
      net assets ...................      3,703,055       1,030,117       6,304,063         955,081       2,755,907       1,066,313


NET ASSETS:
  Beginning of year ................      1,197,299         167,182       1,007,491          52,410       1,175,344         109,031
                                       ------------    ------------    ------------    ------------    ------------    ------------

  End of year ......................   $  4,900,354    $  1,197,299    $  7,311,554    $  1,007,491    $  3,931,251    $  1,175,344
                                       ============    ============    ============    ============    ============    ============

     GROWTH PORTFOLIO            HIGH INCOME PORTFOLIO        ASSET MANAGER PORTFOLIO       TOTAL RETURN PORTFOLIO
--------------------------    --------------------------    --------------------------    --------------------------
   1998           1997           1998           1997           1998           1997           1998           1997
   ----           ----           ----           ----           ----           ----           ----           ----
$   124,603    $     6,210    $    49,003    $     3,008    $    44,447    $     4,398    $    38,676    $    19,156
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


     12,316          3,490          4,741          1,423          3,774            882          5,776          1,528
      1,540            427            593            181            471            109            722            186
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
    110,747          2,293         43,669          1,404         40,202          3,407         32,178         17,442
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------




    172,237         74,627         57,305        134,453         84,980         13,082        173,048         15,259
    146,160         71,855         60,868        133,952         81,260         12,936        163,752         13,281
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

     26,077          2,772         (3,563)           501          3,720            146          9,296          1,978
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


     65,515            155         28,905            338         14,373            (27)         6,485            479
    477,523         65,515        (56,685)        28,905         40,857         14,373         (8,555)         6,485
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

    412,008         65,360        (85,590)        28,567         26,484         14,400        (15,040)         6,006
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


    548,832         70,425        (45,484)        30,472         70,406         17,953         26,434         25,426
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


    878,682        391,611        291,102         59,161        316,953         92,210        247,970        143,153
    667,426        379,350        195,962        408,795        133,229        172,963        234,893        307,511
   (248,686)       (85,506)       (50,099)       (17,011)       (65,210)       (22,869)       (60,314)       (17,089)
    (49,786)       (55,077)       (48,116)      (127,062)       (11,280)        (6,382)      (121,404)        (6,601)
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


  1,247,636        630,378        388,849        323,883        373,692        235,922        301,145        426,974
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

  1,796,468        700,803        343,365        354,355        444,098        253,875        327,579        452,400


    820,850        120,047        376,662         22,307        263,400          9,525        474,906         22,506
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

$ 2,617,318    $   820,850    $   720,027    $   376,662    $   707,498    $   263,400    $   802,485    $   474,906
===========    ===========    ===========    ===========    ===========    ===========    ===========    ===========

6. SCHEDULE OF FUND UL II OPERATIONS AND CHANGES IN NET ASSETS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)


                                                                                                    TEMPLETON ASSET ALLOCATION
                                                                                                                 FUND
                                           MANAGED ASSETS TRUST         MONEY MARKET PORTFOLIO             (CLASS 1 SHARES)
                                       ---------------------------   ---------------------------   ---------------------------
                                           1998           1997           1998           1997           1998           1997
                                           ----           ----           ----           ----           ----           ----
INVESTMENT INCOME:
Dividends ...........................  $     16,040   $      2,064   $    115,285   $     36,259   $     30,464   $      5,560
                                       ------------   ------------   ------------   ------------   ------------   ------------

EXPENSES:
Insurance charges ...................         1,786            371         18,666          5,861          5,100          1,239
Administrative charges ..............           223             46          2,333            729            638            155
                                       ------------   ------------   ------------   ------------   ------------   ------------
    Net investment income (loss) ....        14,031          1,647         94,286         29,669         24,726          4,166
                                       ------------   ------------   ------------   ------------   ------------   ------------

REALIZED GAIN (LOSS) AND CHANGE IN
  UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
Realized gain (loss) from investment
  transactions:
  Proceeds from investments sold ....        43,382         10,996     40,088,922      4,046,511        138,697         21,111
  Cost of investments sold ..........        37,679          9,921     40,088,922      4,046,511        136,460         19,574
                                       ------------   ------------   ------------   ------------   ------------   ------------

    Net realized gain (loss) ........         5,703          1,075           --             --            2,237          1,537
                                       ------------   ------------   ------------   ------------   ------------   ------------

Change in unrealized gain (loss) on
  investments:
  Unrealized gain (loss) beginning of
    year ............................         4,755           (191)          --             --            1,084            532
  Unrealized gain (loss) end of year         31,459          4,755           --             --            4,636          1,084
                                       ------------   ------------   ------------   ------------   ------------   ------------

    Net change in unrealized gain
      (loss) for the year ...........        26,704          4,946           --             --            3,552            552
                                       ------------   ------------   ------------   ------------   ------------   ------------

Net increase (decrease) in net assets
    resulting from operations .......        46,438          7,668         94,286         29,669         30,515          6,255
                                       ------------   ------------   ------------   ------------   ------------   ------------




UNIT TRANSACTIONS:
Participant premium payments ........       148,771         37,766     13,513,324      5,786,468        318,867        163,825
Participant transfers from other
  Travelers accounts ................       212,553         52,750     37,931,466        586,545        261,063        174,058
Contract surrenders .................       (21,950)        (8,752)      (555,249)      (188,106)       (80,180)       (30,046)
Participant transfers to other
  Travelers accounts ................        (9,263)        (4,922)   (50,565,449)    (5,568,887)       (76,895)        (7,361)
                                       ------------   ------------   ------------   ------------   ------------   ------------

  Net increase (decrease) in net
    assets resulting from unit
    transactions ....................       330,111         76,842        324,092        616,020        422,855        300,476
                                       ------------   ------------   ------------   ------------   ------------   ------------

    Net increase (decrease) in net
      assets ........................       376,549         84,510        418,378        645,689        453,370        306,731




NET ASSETS:
  Beginning of year .................        89,999          5,489      1,400,377        754,688        329,421         22,690
                                       ------------   ------------   ------------   ------------   ------------   ------------

  End of year .......................  $    466,548   $     89,999   $  1,818,755   $  1,400,377   $    782,791   $    329,421
                                       ============   ============   ============   ============   ============   ============

    TEMPLETON BOND FUND          TEMPLETON STOCK FUND       U.S. GOVERNMENT SECURITIES
      (CLASS 1 SHARES)             (CLASS 1 SHARES)                  PORTFOLIO                UTILITIES PORTFOLIO
---------------------------   ---------------------------   ---------------------------   ---------------------------
    1998           1997           1998           1997           1998           1997           1998           1997
    ----           ----           ----           ----           ----           ----           ----           ----
$     12,130   $         17   $    166,239   $     32,428   $     46,257   $      2,262   $      3,805   $         45
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


       1,546            188         16,676          4,790          2,991            194            604            183
         193             23          2,084            612            374             24             75             23
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------
      10,391           (194)       147,479         27,026         42,892          2,044          3,126           (161)
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------




      73,913          2,010     25,950,404         48,702         13,179         17,836         15,147          1,782
      75,268          1,984     26,094,788         41,905         12,003         16,929         11,670          1,686
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

      (1,355)            26       (144,384)         6,797          1,176            907          3,477             96
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


       1,000              1         (7,984)         8,229            738            (60)         6,150            (19)
       3,417          1,000        109,315         (7,984)        (9,189)           738         12,007          6,150
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

       2,417            999        117,299        (16,213)        (9,927)           798          5,857          6,169
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


      11,453            831        120,394         17,610         34,141          3,749         12,460          6,104
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------





      26,582         36,154        895,395        498,265         50,942         41,530         18,753          8,128
     121,110         79,416     26,650,363        510,409        456,331          3,283         30,394         42,770
      (9,468)        (2,478)      (212,082)      (109,716)       (14,039)        (1,585)       (15,675)        (1,855)
     (66,157)          (282)   (26,276,598)       (11,811)        (2,990)          (222)          (162)          (448)
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------


      72,067        112,810      1,057,078        887,147        490,244         43,006         33,310         48,595
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

      83,520        113,641      1,177,472        904,757        524,385         46,755         45,770         54,699





     113,769            128      1,107,321        202,564         48,004          1,249         54,951            252
------------   ------------   ------------   ------------   ------------   ------------   ------------   ------------

$    197,289   $    113,769   $  2,284,793   $  1,107,321   $    572,389   $     48,004   $    100,721   $     54,951
============   ============   ============   ============   ============   ============   ============   ============

6. SCHEDULE OF FUND UL II OPERATIONS AND CHANGES IN NET ASSETS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)


                                                         ZERO COUPON BOND FUND     ZERO COUPON BOND FUND     ZERO COUPON BOND FUND
                                                                PORTFOLIO                PORTFOLIO                PORTFOLIO
                                                               SERIES 1998              SERIES 2000              SERIES 2005
                                                         ---------------------     ---------------------     ---------------------
                                                           1998         1997         1998         1997         1998         1997
                                                           ----         ----         ----         ----         ----         ----
INVESTMENT INCOME:
Dividends ...........................................    $      6     $    141     $  1,849     $    508     $  3,678     $    827
                                                         --------     --------     --------     --------     --------     --------

EXPENSES:
Insurance charges ...................................           7            2          122           30          331           60
Administrative charges ..............................           1         --             16            4           41            7
                                                         --------     --------     --------     --------     --------     --------
    Net investment income (loss) ....................          (2)         139        1,711          474        3,306          760
                                                         --------     --------     --------     --------     --------     --------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ....................       2,999          174       17,524        1,064        5,292       11,539
  Cost of investments sold ..........................       3,068          175       16,901        1,044        4,973       10,990
                                                         --------     --------     --------     --------     --------     --------

    Net realized gain (loss) ........................         (69)          (1)         623           20          319          549
                                                         --------     --------     --------     --------     --------     --------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..........        (113)          (2)        (184)        --           (192)          (1)
  Unrealized gain (loss) end of year ................        --           (113)      (1,767)        (184)         612         (192)
                                                         --------     --------     --------     --------     --------     --------

    Net change in unrealized gain (loss) for the year         113         (111)      (1,583)        (184)         804         (191)
                                                         --------     --------     --------     --------     --------     --------

Net increase (decrease) in net assets
  resulting from operations .........................          42           27          751          310        4,429        1,118
                                                         --------     --------     --------     --------     --------     --------


UNIT TRANSACTIONS:
Participant premium payments ........................         327          (14)       3,385        3,315       28,748       10,172
Participant transfers from other Travelers accounts .          56        2,706       38,105        6,056       35,774        6,064
Contract surrenders .................................        (543)        (159)      (2,567)        (423)      (6,320)      (1,750)
Participant transfers to other Travelers accounts ...      (2,484)        --        (14,973)        --           (109)         (28)
                                                         --------     --------     --------     --------     --------     --------

  Net increase (decrease) in net assets
    resulting from unit transactions ................      (2,644)       2,533       23,950        8,948       58,093       14,458
                                                         --------     --------     --------     --------     --------     --------

    Net increase (decrease) in net assets ...........      (2,602)       2,560       24,701        9,258       62,522       15,576




NET ASSETS:
  Beginning of year .................................       2,602           42        9,258         --         15,620           44
                                                         --------     --------     --------     --------     --------     --------

  End of year .......................................    $   --       $  2,602     $ 33,959     $  9,258     $ 78,142     $ 15,620
                                                         ========     ========     ========     ========     ========     ========

   AIM CAPITAL APPRECIATION                                                                              SMITH BARNEY HIGH INCOME
           PORTFOLIO                ALLIANCE GROWTH PORTFOLIO         MFS TOTAL RETURN PORTFOLIO                PORTFOLIO
-----------------------------     -----------------------------     -----------------------------     -----------------------------
    1998             1997             1998             1997             1998             1997             1998             1997
    ----             ----             ----             ----             ----             ----             ----             ----
$      2,031     $       --       $    157,237     $       --       $     41,658     $       --       $     35,061     $       --
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------


      14,139            2,387           18,971            4,148            7,456            1,054            3,277            1,108
       1,767              292            2,371              541              932              131              410              139
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------
     (13,875)          (2,679)         135,895           (4,689)          33,270           (1,185)          31,374           (1,247)
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------




  50,364,424           42,017          281,429          100,575           99,593           14,712          137,335           26,074
  50,138,696           35,849          211,143           83,028           86,784           13,588          130,279           24,019
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------

     225,728            6,168           70,286           17,547           12,809            1,124            7,056            2,055
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------


      14,449                8          127,693             (541)          19,330             (254)          14,581           (1,162)
     149,668           14,449          593,215          127,693           63,893           19,330          (31,663)          14,581
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------

     135,219           14,441          465,522          128,234           44,563           19,584          (46,244)          15,743
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------


     347,072           17,930          671,703          141,092           90,642           19,523           (7,814)          16,551
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------





     604,531          226,505        1,009,403          367,916          507,102           75,606          196,364           75,443
  62,271,932          395,085        1,692,140          615,480          550,889          398,068          201,227           99,684
    (176,136)         (59,627)        (217,311)        (110,871)         (73,465)         (11,785)         (21,906)         (12,595)
 (61,632,098)          (4,654)        (245,697)          (5,050)         (52,303)         (10,432)        (102,054)            (550)
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------


   1,068,229          557,309        2,238,535          867,475          932,223          451,457          273,631          161,982
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------

   1,415,301          575,239        2,910,238        1,008,567        1,022,865          470,980          265,817          178,533





     637,587           62,348        1,090,930           82,363          482,675           11,695          214,339           35,806
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------

$  2,052,888     $    637,587     $  4,001,168     $  1,090,930     $  1,505,540     $    482,675     $    480,156     $    214,339
============     ============     ============     ============     ============     ============     ============     ============

6. SCHEDULE OF FUND UL II OPERATIONS AND CHANGES IN NET ASSETS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)


                                                          SMITH BARNEY LARGE CAP VALUE
                                                                    PORTFOLIO                            COMBINED
                                                         -------------------------------     -------------------------------
                                                              1998              1997              1998              1997
                                                              ----              ----              ----              ----
INVESTMENT INCOME:
Dividends ...........................................    $      21,312     $        --       $   1,109,332     $     163,054
                                                         -------------     -------------     -------------     -------------

EXPENSES:
Insurance charges ...................................            4,653               964           181,666            44,302
Administrative charges ..............................              581               123            22,708             5,491
                                                         -------------     -------------     -------------     -------------
    Net investment income (loss) ....................           16,078            (1,087)          904,958           113,261
                                                         -------------     -------------     -------------     -------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ....................           29,031            35,099       156,819,235         4,747,592
  Cost of investments sold ..........................           23,783            29,782       154,533,547         4,687,765
                                                         -------------     -------------     -------------     -------------

    Net realized gain (loss) ........................            5,248             5,317         2,285,688            59,827
                                                         -------------     -------------     -------------     -------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..........           18,135              (283)          606,203             1,341
  Unrealized gain (loss) end of year ................           31,949            18,135         2,071,549           606,203
                                                         -------------     -------------     -------------     -------------

    Net change in unrealized gain (loss) for the year           13,814            18,418         1,465,346           604,862
                                                         -------------     -------------     -------------     -------------

Net increase (decrease) in net assets
    resulting from operations .......................           35,140            22,648         4,655,992           777,950
                                                         -------------     -------------     -------------     -------------




UNIT TRANSACTIONS:
Participant premium payments ........................          354,087            89,861        23,714,477         9,467,190
Participant transfers from other Travelers accounts .          416,926           210,747       180,481,902         6,145,464
Contract surrenders .................................          (57,784)          (44,026)       (2,923,386)         (983,426)
Participant transfers to other Travelers accounts ...          (17,028)           (1,067)     (180,744,823)       (5,898,576)
                                                         -------------     -------------     -------------     -------------

  Net increase (decrease) in net assets
    resulting from unit transactions ................          696,201           255,515        20,528,170         8,730,652
                                                         -------------     -------------     -------------     -------------

    Net increase (decrease) in net assets ...........          731,341           278,163        25,184,162         9,508,602




NET ASSETS:
  Beginning of year .................................          294,432            16,269        11,207,237         1,698,635
                                                         -------------     -------------     -------------     -------------

  End of year .......................................    $   1,025,773     $     294,432     $  36,391,399     $  11,207,237
                                                         =============     =============     =============     =============

7. SCHEDULE OF UNITS FOR FUND UL II FOR THE YEARS ENDED DECEMBER 31, 1998 AND
   1997


                                         CAPITAL APPRECIATION FUND        DREYFUS STOCK INDEX FUND        EQUITY-INCOME PORTFOLIO
                                        ---------------------------     ---------------------------     ---------------------------
                                           1998            1997            1998            1997            1998            1997
                                           ----            ----            ----            ----            ----            ----
Units beginning of year ............        444,866          77,659         460,680          31,576         597,615          70,383
Units purchased and transferred from
  other Travelers accounts .........      3,060,194         410,307      14,840,446         477,006       1,446,746         604,747
Units redeemed and transferred to
  other Travelers accounts .........     (2,368,362)        (43,100)    (12,670,074)        (47,902)       (237,414)        (77,515)
                                        -----------     -----------     -----------     -----------     -----------     -----------
Units end of year ..................      1,136,698         444,866       2,631,052         460,680       1,806,947         597,615
                                        ===========     ===========     ===========     ===========     ===========     ===========


                                             GROWTH PORTFOLIO           HIGH INCOME PORTFOLIO        ASSET MANAGER PORTFOLIO
                                        -------------------------     -------------------------     -------------------------
                                            1998           1997           1998           1997           1998           1997
                                            ----           ----           ----           ----           ----           ----
Units beginning of year ............       449,618         80,468        250,378         17,292        181,740          7,858
Units purchased and transferred from
  other Travelers accounts .........       729,395        453,937        323,773        341,485        296,426        194,847
Units redeemed and transferred to
  other Travelers accounts .........      (141,858)       (84,787)       (69,345)      (108,399)       (50,013)       (20,965)
                                        ----------     ----------     ----------     ----------     ----------     ----------
Units end of year ..................     1,037,155        449,618        504,806        250,378        428,153        181,740
                                        ==========     ==========     ==========     ==========     ==========     ==========


                                            TOTAL RETURN PORTFOLIO          MANAGED ASSETS TRUST           MONEY MARKET PORTFOLIO
                                        ---------------------------     ---------------------------     ---------------------------
                                             1998            1997            1998             1997          1998            1997
                                             ----            ----            ----             ----          ----            ----
Units beginning of year ............        318,844          17,497          33,700           2,471         909,353         510,210
Units purchased and transferred from
  other Travelers accounts .........        319,279         317,987         122,196          36,681      32,514,069       4,201,770
Units redeemed and transferred to
  other Travelers accounts .........       (119,991)        (16,640)        (10,758)         (5,452)    (32,288,981)     (3,802,627)
                                        -----------     -----------     -----------     -----------     -----------     -----------
Units end of year ..................        518,132         318,844         145,138          33,700       1,134,441         909,353
                                        ===========     ===========     ===========     ===========     ===========     ===========


                                         TEMPLETON ASSET ALLOCATION
                                                    FUND                    TEMPLETON BOND FUND             TEMPLETON STOCK FUND
                                              (CLASS 1 SHARES)                (CLASS 1 SHARES)                (CLASS 1 SHARES)
                                        ---------------------------     ---------------------------     ---------------------------
                                             1998            1997            1998             1997         1998              1997
                                             ----            ----            ----             ----         ----              ----
Units beginning of year ............        212,085          16,725          96,130             110         689,681         139,885
Units purchased and transferred from
  other Travelers accounts .........        363,199         219,569         123,125          98,390      17,899,636         623,191
Units redeemed and transferred to
  other Travelers accounts .........        (97,398)        (24,209)        (62,302)         (2,370)    (17,171,138)        (73,395)
                                        -----------     -----------     -----------     -----------     -----------     -----------
Units end of year ..................        477,886         212,085         156,953          96,130       1,418,179         689,681
                                        ===========     ===========     ===========     ===========     ===========     ===========

7. SCHEDULE OF UNITS FOR FUND UL II
   FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)


                                         U.S. GOVERNMENT SECURITIES                                          ZERO COUPON BOND FUND
                                                  PORTFOLIO                    UTILITIES PORTFOLIO           PORTFOLIO SERIES 1998
                                         --------------------------        ------------------------        -------------------------
                                             1998             1997            1998            1997            1998             1997
                                             ----             ----            ----            ----            ----             ----
Units beginning of year ............         37,194           1,080          32,611             186           2,347              40
Units purchased and transferred from
  other Travelers accounts .........        381,386          37,586          27,452          34,029             339           2,452
Units redeemed and transferred to
  other Travelers accounts .........        (12,526)         (1,472)         (9,049)         (1,604)         (2,686)           (145)
                                           --------        --------        --------        --------        --------        --------
Units end of year ..................        406,054          37,194          51,014          32,611            --             2,347
                                           ========        ========        ========        ========        ========        ========


                                             ZERO COUPON BOND FUND           ZERO COUPON BOND FUND
                                                    PORTFOLIO                      PORTFOLIO              AIM CAPITAL APPRECIATION
                                               SERIES 2000 SERIES                 SERIES 2005                    PORTFOLIO
                                            -----------------------          ---------------------      ---------------------------
                                              1998            1997            1998            1997         1998              1997
                                              ----            ----            ----            ----         ----              ----
Units beginning of year ............          8,316            --            13,500              42         541,898          58,901
Units purchased and transferred from
  other Travelers accounts .........         35,127           8,703          52,454          15,066      51,302,755         536,587
Units redeemed and transferred to
  other Travelers accounts .........        (14,832)           (387)         (5,255)         (1,608)    (50,345,607)        (53,590)
                                            -------         -------         -------         -------     -----------        --------
Units end of year ..................         28,611           8,316          60,699          13,500       1,499,046         541,898
                                            =======         =======         =======         =======     ===========        ========


                                                                                                          SMITH BARNEY HIGH INCOME
                                          ALLIANCE GROWTH PORTFOLIO      MFS TOTAL RETURN PORTFOLIO               PORTFOLIO
                                          -------------------------      --------------------------      --------------------------
                                            1998              1997           1998             1997           1998             1997
                                            ----              ----           ----             ----           ----             ----
Units beginning of year ............        638,546          61,648         326,125           9,490         170,588          32,158
Units purchased and transferred from
  other Travelers accounts .........      1,437,723         649,958         673,650         332,791         309,772         149,150
Units redeemed and transferred to
  other Travelers accounts .........       (244,661)        (73,060)        (80,622)        (16,156)        (96,462)        (10,720)
                                         ----------      ----------      ----------      ----------      ----------      ----------
Units end of year ..................      1,831,608         638,546         919,153         326,125         383,898         170,588
                                         ==========      ==========      ==========      ==========      ==========      ==========


                                               SMITH BARNEY LARGE CAP
                                                   VALUE PORTFOLIO                             COMBINED
                                           --------------------------------        --------------------------------
                                                 1998                 1997             1998                 1997
                                                 ----                 ----             ----                 ----
Units beginning of year ............            185,237              12,845           6,601,052           1,148,524
Units purchased and transferred from
  other Travelers accounts .........            452,369             202,047         126,711,511           9,948,286
Units redeemed and transferred to
  other Travelers accounts .........            (44,711)            (29,655)       (116,144,045)         (4,495,758)
                                           ------------        ------------        ------------        ------------
Units end of year ..................            592,895             185,237          17,168,518           6,601,052
                                           ============        ============        ============        ============

                          INDEPENDENT AUDITORS' REPORT


To the Owners of Variable Life Insurance Contracts of
The Travelers Fund UL II for Variable Life Insurance:


We have audited the accompanying statement of assets and liabilities of The Travelers Fund UL II for Variable Life Insurance as of December 31, 1998, and the related statement of operations for the year then ended and the statement of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of shares owned as of December 31, 1998, by correspondence with the underlying funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Fund UL II for Variable Life Insurance as of December 31, 1998, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles.


KPMG LLP


Hartford, Connecticut
February 17, 1999

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholder
The Travelers Life and Annuity Company:


We have audited the accompanying balance sheets of The Travelers Life and Annuity Company as of December 31, 1998 and 1997, and the related statements of income, changes in retained earnings and accumulated other changes in equity from non-owner sources and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Life and Annuity Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.





/s/ KPMG LLP
Hartford, Connecticut
January 25, 1999

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                              STATEMENTS OF INCOME
                                ($ in thousands)


FOR THE YEARS ENDED DECEMBER 31,                                1998           1997          1996
                                                                ----           ----          ----

REVENUES
Premiums                                                       $ 23,677       $ 35,190       $ 17,462
Net investment income                                           171,003        168,653        151,326
Realized investment gains (losses)                               18,493         44,871         (9,613)
Fee income                                                       14,687          5,004          1,336
Other                                                            14,199          3,159            940
-------------------------------------------------------------------------- ------------- --------------
     Total Revenues                                             242,059        256,877        161,451
-------------------------------------------------------------------------- ------------- --------------


BENEFITS AND EXPENSES
Current and future insurance benefits                            81,371         95,639         77,285
Interest credited to contractholders                             51,535         35,165         35,607
Amortization of deferred acquisition costs and
     value in insurance in force                                 17,031          6,036          3,286
Operating expenses                                                3,937         10,462          5,691
-------------------------------------------------------------------------- ------------- --------------
     Total Benefits and Expenses                                153,874        147,302        121,869
-------------------------------------------------------------------------- ------------- --------------

Income before federal income taxes                               88,185        109,575         39,582
-------------------------------------------------------------------------- ------------- --------------

Federal income taxes:
     Current                                                     18,917         33,859         29,456
     Deferred expense (benefit)                                  11,783          4,344        (15,665)
-------------------------------------------------------------------------- ------------- --------------
     Total Federal Income Taxes                                  30,700         38,203         13,791
-------------------------------------------------------------------------- ------------- --------------

Net income                                                     $ 57,485       $ 71,372       $ 25,791
========================================================================== ============= ==============




                       See Notes to Financial Statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                 BALANCE SHEETS
                                ($ in thousands)



DECEMBER 31,                                                                                    1998              1997
------------------------------------------------------------------------------------------ ---------------- -----------------

ASSETS
Fixed maturities, available for sale at fair value (cost, $1,707,347; $1,571,121)             $1,838,681        $1,678,120
Equity securities, at fair value (cost, $25,826; $15,092)                                         26,685            16,289
Mortgage loans                                                                                   174,565           160,247
Short-term securities                                                                            126,176           169,229
Other invested assets                                                                            136,122           121,242
------------------------------------------------------------------------------------------ ---------------- -----------------
     Total Investments                                                                         2,302,229         2,145,127
------------------------------------------------------------------------------------------ ---------------- -----------------

Separate accounts                                                                              2,178,474           812,059
Deferred acquisition costs and value of insurance in force                                       194,213            90,966
Premium balances receivable                                                                       16,074             9,288
Deferred federal income taxes                                                                     12,395            33,661
Other assets                                                                                      41,119            61,904
------------------------------------------------------------------------------------------ ---------------- -----------------
     Total Assets                                                                             $4,744,504        $3,153,005
------------------------------------------------------------------------------------------ ---------------- -----------------

LIABILITIES
Future policy benefits                                                                          $963,171          $971,602
Contractholder funds                                                                             947,411           818,971
Separate accounts                                                                              2,178,474           812,059
Other liabilities                                                                                114,690            84,712
------------------------------------------------------------------------------------------ ---------------- -----------------
     Total Liabilities                                                                         4,203,746         2,687,344
------------------------------------------------------------------------------------------ ---------------- -----------------

SHAREHOLDER'S EQUITY
Common stock, par value $100; 100,000 shares authorized, 30,000 issued and outstanding             3,000             3,000
Additional paid-in capital                                                                       167,314           167,314
Retained earnings                                                                                282,555           225,070
Accumulated other changes in equity from non-owner sources                                        87,889            70,277
------------------------------------------------------------------------------------------ ---------------- -----------------
     Total Shareholder's Equity                                                                  540,758           465,661
------------------------------------------------------------------------------------------ ---------------- -----------------

     Total Liabilities and Shareholder's Equity                                               $4,744,504        $3,153,005
========================================================================================== ================ =================



                       See Notes to Financial Statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
           STATEMENTS OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED
                 OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES
                                ($ IN THOUSANDS)



------------------------------------------------------ ---------------- ----------------- -------------------
STATEMENTS OF CHANGES IN RETAINED EARNINGS                  1998              1997               1996
------------------------------------------------------ ---------------- ----------------- -------------------

Balance, beginning of year                                 $225,070          $167,698            $157,907
Net income                                                   57,485            71,372              25,791
Dividends to parent                                               -            14,000              16,000
------------------------------------------------------ ---------------- ----------------- -------------------
Balance, end of year                                       $282,555          $225,070            $167,698
====================================================== ================ ================= ===================


------------------------------------------------------ ---------------- ----------------- -------------------
STATEMENTS OF ACCUMULATED OTHER CHANGES
IN EQUITY FROM NON-OWNER SOURCES
------------------------------------------------------ ---------------- ----------------- -------------------

Balance, beginning of year                                  $70,277           $33,856             $35,330
Unrealized gains (losses), net of tax                        17,612            36,421              (1,474)
------------------------------------------------------ ---------------- ----------------- -------------------
Balance, end of year                                        $87,889           $70,277             $33,856
====================================================== ================ ================= ===================


------------------------------------------------------ ---------------- ----------------- -------------------
SUMMARY OF CHANGES IN EQUITY
FROM NON-OWNER SOURCES
------------------------------------------------------ ---------------- ----------------- -------------------

Net Income                                                  $57,485           $71,372             $25,791
Other changes in equity from
     non-owner sources                                       17,612            36,421              (1,474)
------------------------------------------------------ ---------------- ----------------- -------------------
Total changes in equity from
     non-owner sources                                      $75,097          $107,793             $24,317
====================================================== ================ ================= ===================



                       See Notes to Financial Statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                            STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                ($ in thousands)



FOR THE YEARS ENDED DECEMBER 31,                                                         1998            1997           1996
----------------------------------------------------------------------------------- --------------- --------------- -------------

CASH FLOWS FROM OPERATING ACTIVITIES
     Premiums collected                                                                $  22,300       $  34,553     $   6,472
     Net investment income received                                                      146,158         170,460        71,083
     Benefits and claims paid                                                            (90,872)        (90,820)      (70,331)
     Interest credited to contractholders                                                (51,535)        (35,165)         (813)
     Operating expenses paid                                                             (75,632)        (40,868)       (5,482)
     Income taxes paid                                                                   (25,214)        (22,440)      (23,931)
     Other                                                                                  (596)         (7,702)       (6,857)
----------------------------------------------------------------------------------- --------------- --------------- -------------
         Net Cash Provided by (Used in) Operating Activities                             (75,391)          8,018       (29,859)
----------------------------------------------------------------------------------- --------------- --------------- -------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from maturities of investments
         Fixed maturities                                                                113,456          81,899        20,301
         Mortgage loans                                                                   25,462           8,972        37,789
     Proceeds from sales of investments
         Fixed maturities                                                              1,095,976         856,846       978,970
         Equity securities                                                                 6,020          12,404        12,818
         Mortgage loans                                                                        -           5,483        22,437
         Real estate held for sale                                                             -           4,493             -
     Purchases of investments
         Fixed maturities                                                             (1,320,704)     (1,020,803)     (994,443)
         Equity securities                                                               (13,653)         (6,382)       (5,412)
         Mortgage loans                                                                  (39,158)        (41,967)      (21,450)
         Policy loans                                                                     (2,010)         (1,144)       (1,750)
     Short-term securities, (purchases) sales, net                                        43,054         (88,067)      (19,688)
     Other investments, (purchases) sales, net                                             1,110         (51,502)       (6,160)
     Securities transactions in course of settlement                                      36,459          10,526       (51,703)
----------------------------------------------------------------------------------- --------------- --------------- -------------
     Net Cash Used in Investing Activities                                               (53,988)       (229,242)      (28,291)
----------------------------------------------------------------------------------- --------------- --------------- -------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Contractholder fund deposits                                                        211,476         325,932        96,490
     Contractholder fund withdrawals                                                     (83,036)        (89,145)      (22,340)
     Dividends to parent company                                                               -         (14,000)      (16,000)
----------------------------------------------------------------------------------- --------------- --------------- -------------
         Net Cash Provided by Financing Activities                                       128,440         222,787        58,150
----------------------------------------------------------------------------------- --------------- --------------- -------------
Net increase (decrease) in cash                                                             (939)          1,563             -
----------------------------------------------------------------------------------- --------------- --------------- -------------
Cash at December 31,                                                                        $624          $1,563     $       -
=================================================================================== =============== =============== =============



                       See Notes to Financial Statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies used in the preparation of the accompanying financial statements follow.

     Basis of Presentation

     The Travelers Life and Annuity Company (the Company) is a wholly owned subsidiary of The Travelers Insurance Company (TIC), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup), formerly Travelers Group Inc. The financial statements and accompanying footnotes of the Company are prepared in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

     The Company offers a variety of variable annuity products where the investment risk is borne by the contractholder, not the Company, and the benefits are not guaranteed. The premiums and deposits related to these products are reported in separate accounts. The Company considers it necessary to differentiate, for financial statement purposes, the results of the risks it has assumed from those it has not. See also Note 6.

     Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.


     ACCOUNTING CHANGES

     Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

     Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). This statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on an approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Effective January 1, 1998, the Company adopted the collateral provisions of FAS 125 which were not effective until 1998 in accordance with Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125". The adoption of the collateral provisions of FAS 125 created additional assets and liabilities on the Company's statement of financial position related to the recognition of securities provided and received as collateral. There was no impact on the results of operations from the adoption of the collateral provisions of FAS 125.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)



     Reporting Comprehensive Income

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are required to be reported in an annual financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income thus represents the sum of net income and other changes in equity from non-owner sources. The accumulated balance of other changes in equity from non-owner sources is required to be displayed separately from retained earnings and additional paid-in capital in the balance sheet. The adoption of FAS 130 resulted in the Company reporting unrealized gains and losses on investments in debt and equity securities in changes in equity from non-owner sources. See Note 3.

     Disclosures About Segments of an Enterprise and Related Information

     During 1998, Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (FAS
     131) became effective. FAS 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise". FAS 131 requires that all public enterprises report financial and descriptive information about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decisionmaker in deciding how to allocate resources and in assessing performance. The Company only has one reportable operating segment and therefore, no additional disclosures are required under FAS 131.

     Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

     During the third quarter of 1998, the Company adopted (effective January 1, 1998) the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and for determining when specific costs should be capitalized or expensed. The adoption of SOP 98-1 had no impact on the Company's financial condition, statement of operations or liquidity.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

     ACCOUNTING POLICIES

     Investments

     Fixed maturities include bonds, notes and redeemable preferred stocks. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely-accepted securities data provider. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity.

     Equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" and are carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

     Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the current real estate financing market. Impaired loans were insignificant at December 31, 1998 and 1997.

     Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost which approximates market.

     Other invested assets include real estate joint ventures and partnership investments accounted for on the equity method of accounting. All changes in equity of these investments are recorded in net investment income.

     Accrual of income, included in other assets, is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

     Included in investments are invested assets associated with Structured Settlement Guaranteed Separate Accounts where the investment risk is borne by the Company. See Note 6.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments, including financial futures contracts, options, forward contracts and interest rate swaps and caps, as a means of hedging exposure to interest rate and foreign currency risk. Hedge accounting is used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment.

     Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

     Forward contracts, and options, and interest rate caps were not significant at December 31, 1998 and 1997. Information concerning derivative financial instruments is included in Note 4.


     INVESTMENT GAINS AND LOSSES

     Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company.


     POLICY LOANS

     Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.


     SEPARATE ACCOUNTS

     The Company has separate account assets and liabilities representing funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each of these accounts have specific investment objectives. The assets and liabilities of these accounts are carried at fair value, and amounts assessed to the contractholders for management services are included in fee income. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

     The Company also has a separate account for structured settlement annuity obligations where the investment risk is borne by the Company. The assets and liabilities of this separate account are included in investments, future policy benefits and contractholder funds for financial reporting purposes. See Note 6.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

     DEFERRED ACQUISITION COSTS AND VALUE OF INSURANCE IN FORCE

     Costs of acquiring individual life insurance and annuity business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. A 15 to 20 year amortization period is used for life insurance, and a 7 to 20 year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

     The value of insurance in force is an asset recorded at the time of acquisition of an insurance company. It represents the actuarially determined present value of anticipated profits to be realized from annuity contracts at the date of acquisition using the same assumptions that were used for computing related liabilities, where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at an interest rate of 16% for the annuity business acquired. The annuity contracts are amortized employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

     FUTURE POLICY BENEFITS

     Benefit reserves represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuity policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 3.0% to 7.5%, including a provision for adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration.

     CONTRACTHOLDER FUNDS

     Contractholder funds represent receipts from the issuance of universal life, certain individual annuity contracts, and structured settlement contracts. Contractholder fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.3% to 7.2%.


     PERMITTED STATUTORY ACCOUNTING PRACTICES

     The Company, domiciled in the State of Connecticut, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on the statutory surplus of the Company is not material.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result of this process, the NAIC will issue a revised statutory Accounting Practices and Procedures Manual - version effective January 1, 2001 (the revised Manual) that will be effective January 1, 2001 for the calendar year 2001 statutory financial statements. It is expected that the State of Connecticut will require that, effective January 1, 2001, insurance companies domiciled in Connecticut prepare their statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by the Connecticut insurance commissioner. The Company has not yet determined the impact that this change will have on its statutory capital and surplus.

     PREMIUMS

     Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods.



     OTHER REVENUES

     Other revenues include surrender, mortality and administrative charges, and fees earned on investment and other insurance contracts.

     FEDERAL INCOME TAXES

     The provision for federal income taxes comprises two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. The deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

     FUTURE APPLICATION OF ACCOUNTING STANDARDS

     In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998, and the effect of initial adoption is to be reported as a cumulative catch-up adjustment. Restatement of previously issued financial statements is not allowed. The Company plans to implement SOP 97-3 in the first quarter of 1999 and expects there to be no material impact on the Company's financial condition, results of operations or liquidity.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

     If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company has not yet determined the impact that FAS 133 will have on its financial statements.


2.   REINSURANCE

     The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide capacity for future growth and to effect business-sharing arrangements. The Company remains primarily liable as the direct insurer on all risks reinsured.

     Life insurance in force ceded to TIC at December 31, 1998 and 1997 was $69.6 million and $76.4 million, respectively. Life insurance premiums ceded were $4.2 million, $2.4 million and $1.3 million in 1998, 1997 and 1996, respectively. Life insurance premiums ceded to non-affiliates were insignificant. Life insurance in force ceded to non-affiliates at December 31, 1998 and 1997, was $8.8 billion and $4.5 billion, respectively.



3.   SHAREHOLDER'S EQUITY

     Unrealized Investment Gains (Losses)

     See Note 11 for an analysis of the change in unrealized gains and losses on investments.

     Shareholder's Equity and Dividend Availability

     The Company's statutory net income (loss) was $(3.2) million, $80.3 million and $17.9 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     Statutory capital and surplus was $328.2 million at both December 31, 1998 and 1997.

     The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. Statutory surplus of $32.8 million is available in 1999 for dividend payments by the Company without prior approval of the Connecticut Insurance Department.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)



                   TAX EFFECTS ALLOCATED TO EACH COMPONENT OF
                 OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES

    For the years ended December 31,                                 PRE-TAX AMOUNT   TAX EXPENSE/      AFTER-TAX
    ($ in thousands)                                                                    (BENEFIT)        AMOUNT
    ---------------------------------------------------------------- --------------- ---------------- --------------
    1998
    Unrealized gain on investment securities:
       Unrealized holding gains arising during year                     $45,589           $15,957         $29,632
       Less: reclassification adjustment for gains
         realized in net income                                          18,493             6,473          12,020
    ---------------------------------------------------------------- --------------- ---------------- --------------
    Other changes in equity from non-owner sources                      $27,096            $9,484         $17,612
    ================================================================ =============== ================ ==============
    1997
    Unrealized gain on investment securities:
       Unrealized holding gains arising during year                    $100,903           $35,316         $65,587
       Less: reclassification adjustment for gains
         realized in net income                                          44,871            15,705          29,166
    ---------------------------------------------------------------- --------------- ---------------- --------------
    Other changes in equity from non-owner sources                      $56,032           $19,611         $36,421
    ================================================================ =============== ================ ==============
    1996
    Unrealized gain (loss) on investment securities:
       Unrealized holding gains (losses) arising during year           $(11,881)           $4,158         $(7,723)
       Less: reclassification adjustment for losses realized
         in net income                                                   (9,613)           (3,364)         (6,249)
    ---------------------------------------------------------------- --------------- ---------------- --------------
    Other changes in equity from non-owner sources                      $(2,268)             $794         $(1,474)
    ================================================================ =============== ================ ==============


4.   DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Derivative Financial Instruments

     The Company uses derivative financial instruments, including financial futures, forward contracts and interest rate swaps as a means of hedging exposure to foreign currency, equity price changes and/or interest rate risk on anticipated transactions or existing assets and liabilities. The Company does not hold or issue derivative instruments for trading purposes. These derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument.

     However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts and interest rate swaps, credit risk is limited to the amounts that it would cost the Company to replace such contracts. Financial futures contracts and purchased listed option contracts have little credit risk since organized exchanges are the counterparties.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

     The Company uses exchange traded financial futures contracts to manage its exposure to changes in interest rates and equity prices which arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates and equity prices, the Company enters long or short positions in financial futures contracts which offset changes in the fair value of investments and liabilities resulting from changes in market interest rates or equity prices until an investment is purchased, a product is sold or a liability is settled.

     Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

     At December 31, 1998 and 1997, the Company held financial futures contracts with notional amounts of $41.5 million and $156.3 million, respectively. At December 31, 1998 and 1997, the Company's futures contracts had no fair value because these contracts are marked to market and settled in cash daily.

     The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match an asset with a corresponding liability. Under interest rate swaps, the Company agrees with other parties to exchange, at specific intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to a notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swaps are not exchange traded and are subject to the risk of default by the counterparty.

     As of December 31, 1998 and 1997, the Company held interest rate swap contracts with notional amounts of $165.3 million and $17.3 million, respectively. The fair value of these financial instruments was $3.4 million (gain position) and $.7 million (loss position) at December 31, 1998 and was $.7 million (loss position) at December 31, 1997. The fair values were determined using the discounted cash flow method.

     The off-balance sheet risks of forward contracts were not significant at December 31, 1998 and 1997.

     Financial Instruments with Off-Balance Sheet Risk

     In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance sheet risk of these financial instruments was not significant at December 31, 1998 and 1997.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Fair Value of Certain Financial Instruments

     The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments that are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

     At December 31, 1998, investments in fixed maturities had a carrying value and a fair value of $1.8 billion, compared with a carrying value and a fair value of $1.7 billion at December 31, 1997. See Notes 1 and 11.

     At December 31, 1998, mortgage loans had a carrying value of $174.6 million and a fair value of $185.7 million and in 1997 had a carrying value of $160.2 million and a fair value of $172.6 million. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

     The carrying values of $36.5 million and $54.4 million of financial instruments classified as other assets approximated their fair values at December 31, 1998 and 1997, respectively. The carrying values of $98.4 million and $70.5 million of financial instruments classified as other liabilities also approximated their fair values at December 31, 1998 and 1997, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

     At December 31, 1998, contractholder funds with defined maturities had a carrying value of $725.6 million and a fair value of $698.1 million, compared with a carrying value of $694.9 million and a fair value of $695.9 million at December 31, 1997. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $483.0 million and a fair value of $442.5 million at December 31, 1998, compared with a carrying value of $98.5 million and a fair value of $93.9 million at December 31, 1997. These contracts generally are valued at surrender value.

     The carrying values of short-term securities and policy loans approximated their fair values.


5.   COMMITMENTS AND CONTINGENCIES

     Financial Instruments with Off-Balance Sheet Risk
     See Note 4.

     Litigation

     The Company is a defendant in various litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 1998, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)



6.   STRUCTURED SETTLEMENT CONTRACTS

     The Company has structured settlement contracts that provide guarantees for the contractholders independent of the investment performance of the assets held in the related separate account. The assets held in the separate account are owned by the Company and contractholders do not share in their investment performance.

     The Company maintains assets sufficient to fund the guaranteed benefits attributable to the liabilities. Assets held in the separate account cannot be used to satisfy any other obligations of the Company.

     The Company reports the related assets and liabilities in investments, future policy benefit reserves and contractholder funds.

     These contracts were purchased by the insurance subsidiaries of Travelers Property Casualty Corp. (TAP), an affiliate of the Company, in connection with the settlement of certain of their policyholder obligations. Effective April 1, 1998, all new contracts have been written by TIC.


7.   BENEFIT PLANS

     Pension and Other Postretirement Benefits

     The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by The Travelers Insurance Group Inc. (TIGI), TIC's direct parent. The Company's share of net expense for the qualified pension and other postretirement benefit plans was not significant for 1998, 1997 and 1996.

     401(k) Savings Plan

     Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. During 1996, the Company made matching contributions in an amount equal to the lesser of 100% of the pre-tax contributions made by the employee or $1,000. Effective January 1, 1997, the Company discontinued matching contributions for the majority of its employees. The Company's expenses in connection with the 401(k) savings plan were not significant in 1998, 1997 and 1996.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


8.   RELATED PARTY TRANSACTIONS

     The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI, including the Company, are handled by two companies. TIC handles banking functions for the life and annuity operations of Travelers Life & Annuity and some of its non-insurance affiliates. The Travelers Indemnity Company handles banking functions for the property-casualty operations, including most of its property-casualty insurance and non-insurance affiliates. Settlements between companies are made at least monthly. TIC provides various employee benefit coverages to certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are provided by affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

     TIC maintains a short-term investment pool in which the Company participates. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 1998 and 1997, the pool totaled approximately $2.3 billion and $2.6 billion, respectively. The Company's share of the pool amounted to $93.1 million and $145.5 million at December 31, 1998 and 1997, respectively, and is included in short-term securities in the balance sheet.

     The Company's TTM Modified Guaranteed Annuity Contracts are subject to a limited guarantee agreement by TIC in a principal amount of up to $450 million. TIC's obligation is to pay in full to any owner or beneficiary of the TTM Modified Guaranteed Annuity Contracts principal and interest as and when due under the annuity contract to the extent that the Company fails to make such payment. In addition, TIC guarantees that the Company will maintain a minimum statutory capital and surplus level.

     The Company sold structured settlement annuities to the insurance affiliates of Travelers Property Casualty (TAP). Premiums and deposits were $8.9 million, $70.6 million and $36.9 million for 1998, 1997 and 1996, respectively. The reduction in premiums and deposits from 1997 to 1998 was a result of a decision to use TIC as the primary issuer of structured settlement annuities and the Company as the assignment company. Policy reserves and contractholder fund liabilities associated with these structured settlements were $808.7 and $842.3 million at December 31, 1998 and 1997, respectively.

     The Company began marketing variable annuity products through its affiliate, Salomon Smith Barney Inc. (SSB) in 1995. Premiums and deposits related to these products were $932.1 million, $615.6 million and $300.0 million in 1998, 1997 and 1996, respectively. In 1996, the Company began marketing various life products through SSB as well. Premiums related to such products were $42.1 million, $25.1 million and $20.5 million in 1998, 1997 and 1996, respectively.

     During 1998, the Company began marketing deferred annuity products through its affiliate Primerica Financial Services (Primerica). Deposits received were $216 million.

     The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees. To further encourage employee stock ownership, during 1997 the Company's ultimate parent introduced the WealthBuilder stock option program. Under this program, all employees meeting certain requirements are granted Citigroup stock options.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Most leasing functions for TIGI and its subsidiaries are handled by TAP. Rent expense related to these leases are shared by the companies on a cost allocation method based generally on estimated usage by department. The Company's rent expense was insignificant in 1998, 1997 and 1996.

     At December 31, 1998 and 1997, the Company had investments in Tribeca Investments, L.L.C., an affiliate of the Company in the amounts of $18.3 million and $16.5 million, included in other invested assets.


9.       FEDERAL INCOME TAXES ($ in thousands)

         EFFECTIVE TAX RATE

        --------------------------------------------------------- ----------------- ---------------- -----------------
        FOR THE YEAR ENDED DECEMBER 31,                                 1998             1997              1996
        --------------------------------------------------------- ----------------- ---------------- -----------------
        Income Before Federal Income Taxes                             $88,185           $109,575         $39,582
        Statutory Tax Rate                                                  35%               35%              35%
        --------------------------------------------------------- ----------------- ---------------- -----------------
        Expected Federal Income Taxes                                   30,865            38,351           13,854
        Tax Effect of:
             Non-taxable investment income                                 (20)              (24)             (15)
             Other, net                                                   (145)             (124)             (48)
        --------------------------------------------------------- ----------------- ---------------- -----------------
        Federal Income Taxes                                           $30,700           $38,203          $13,791
        ========================================================= ================= ================ =================
        Effective Tax Rate                                                  35%               35%              35%
        --------------------------------------------------------- ----------------- ---------------- -----------------

        COMPOSITION OF FEDERAL INCOME TAXES                            1998              1998             1996
                                                                       ----              ----             ----
        Current:
             United States                                             $18,794           $33,805          $29,435
             Foreign                                                       123                54               21
        --------------------------------------------------------- ----------------- ---------------- -----------------
             Total                                                      18,917            33,859           29,456
        --------------------------------------------------------- ----------------- ---------------- -----------------

        Deferred:
             United States                                              11,783             4,344          (15,665)
        --------------------------------------------------------- ----------------- ---------------- -----------------
        Federal Income Taxes                                           $30,700           $38,203          $13,791
        ========================================================= ================= ================ =================

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     The net deferred tax assets at December 31, 1998 and 1997 were comprised of the tax effects of temporary differences related to the following assets and liabilities:


      ($ in thousands)                                                           1998              1997
                                                                                 ----              ----
      --------------------------------------------------------------------- ---------------- --------------
      Deferred Tax Assets:
           Benefit, reinsurance and other reserves                              $121,150         $100,969
           Other                                                                   2,810            2,571
      --------------------------------------------------------------------- ---------------- --------------
               Total                                                             123,960          103,540
      --------------------------------------------------------------------- ---------------- --------------

      Deferred Tax Liabilities:
           Investments, net                                                       56,103           42,933
           Deferred acquisition costs and value of insurance in force             51,993           23,650
           Other                                                                   1,399            1,226
      --------------------------------------------------------------------- ---------------- --------------
               Total                                                             109,495           67,809
      --------------------------------------------------------------------- ---------------- --------------

      Net Deferred Tax Asset Before Valuation Allowance                           14,465           35,731
      Valuation Allowance for Deferred Tax Assets                                 (2,070)          (2,070)
      --------------------------------------------------------------------- ---------------- --------------

      Net Deferred Tax Asset After Valuation Allowance                           $12,395          $33,661
      --------------------------------------------------------------------- ---------------- --------------


     TIC and its life insurance subsidiaries, including the Company, has filed, and will file, a consolidated federal income tax return. Federal income taxes are allocated to each member on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability has been, and will be, paid currently to TIC. Any credits for losses have been, and will be, paid by TIC to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

     The $2.1 million valuation allowance is sufficient to cover any capital losses on investments that may exceed the capital gains able to be generated in the life insurance group's consolidated federal income tax return based upon management's best estimate of the character of the reversing temporary differences. Reversal of the valuation allowance is contingent upon the recognition of future capital gains or a change in circumstances that causes the recognition of the benefits to become more likely than not. There was no change in the valuation allowance during 1998. The initial recognition of any benefit provided by the reversal of the valuation allowance will be recognized by reducing goodwill.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     In management's judgment, the $12.4 million "net deferred tax asset after valuation allowance" as of December 31, 1998, is fully recoverable against expected future years' taxable ordinary income and capital gains. At December 31, 1998, the Company has no ordinary or capital loss carryforwards.

     The policyholders surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $2 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend to exceed limits prescribed by federal law. Distributions are not contemplated from this account. At current rates the maximum amount of such tax would be approximately $700 thousand.



10.      NET INVESTMENT INCOME

        -------------------------------------------------------------- --------------- --------------- --------------
        FOR THE YEAR ENDED DECEMBER 31,
        ($ in thousands)                                                    1998            1997           1996
        -------------------------------------------------------------- --------------- --------------- --------------
        GROSS INVESTMENT INCOME
             Fixed maturities                                              $130,825        $120,900       $113,296
             Joint venture and partnership income                            22,107          32,336         19,775
             Mortgage loans                                                  15,969          14,905         18,278
             Other                                                            3,322           2,284          4,113
        -------------------------------------------------------------- --------------- --------------- --------------
                                                                            172,223         170,425        155,462
        -------------------------------------------------------------- --------------- --------------- --------------
        Investment expenses                                                   1,220           1,772          4,136
        -------------------------------------------------------------- --------------- --------------- --------------
        Net investment income                                              $171,003        $168,653       $151,326
        -------------------------------------------------------------- --------------- --------------- --------------


11.  INVESTMENTS AND INVESTMENT GAINS (LOSSES)

     Realized investment gains (losses) for the periods were as follows:

      ---------------------------------------------------------------- --------------- --------------- ---------------
      FOR THE YEAR ENDED DECEMBER 31,
      ($ in thousands)                                                      1998            1997            1996
      ---------------------------------------------------------------- --------------- --------------- ---------------
      REALIZED INVESTMENT GAINS (LOSSES)
           Fixed maturities                                                 $15,620         $29,236        $(11,491)
           Equity securities                                                  1,819           8,385           4,613
           Mortgage loans                                                       623              (8)          1,979
           Real estate held for sale                                              -           2,164             (73)
           Other                                                                431           5,094          (4,641)
      ---------------------------------------------------------------- --------------- --------------- ---------------
               Total Realized Investment Gains (Losses)                    $18,493          $44,871         $(9,613)
      ---------------------------------------------------------------- --------------- --------------- ---------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)



     Changes in net unrealized investment gains (losses) that are included as accumulated other changes in equity from non-owner sources in shareholder's equity were as follows:

      ---------------------------------------------------------------- --------------- --------------- ---------------
      FOR THE YEAR ENDED DECEMBER 31,
      ($ in thousands)                                                      1998            1997            1996
      ---------------------------------------------------------------- --------------- --------------- ---------------
      UNREALIZED INVESTMENT GAINS (LOSSES)
           Fixed maturities                                                 $24,336         $34,451        $(23,953)
           Equity securities                                                   (338)         (2,394)           (746)
           Other                                                              3,098          23,975          22,431
      ---------------------------------------------------------------- --------------- --------------- ---------------
               Total Unrealized Investment Gains (Losses)                    27,096          56,032          (2,268)

           Related taxes                                                      9,484          19,611            (794)
      ---------------------------------------------------------------- --------------- --------------- ---------------
           Change in unrealized investment gains (losses)                    17,612          36,421          (1,474)
           Balance beginning of year                                         70,277          33,856          35,330
      ---------------------------------------------------------------- --------------- --------------- ---------------
               Balance End of Year                                          $87,889         $70,277         $33,856
      ---------------------------------------------------------------- --------------- --------------- ---------------


Fixed Maturities

     Proceeds from sales of fixed maturities classified as available for sale were $1.1 billion, $.9 billion and $1.0 billion in 1998, 1997 and 1996, respectively. Gross gains of $32.6 million, $38.1 million and $8.4 million and gross losses of $17.0 million, $8.9 million and $19.9 million in 1998, 1997 and 1996, respectively were realized on those sales.

     Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote are not available amounted to $427.0 million and $485.3 million at December 31, 1998 and 1997, respectively.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

     The amortized cost and fair values of investments in fixed maturities were as follows:

       ------------------------------------------------- ---------------- --------------- ---------------- ---------------
       DECEMBER 31, 1998                                                      GROSS            GROSS
       ($ in thousands)                                  AMORTIZED COST     UNREALIZED      UNREALIZED          FAIR
                                                                              GAINS           LOSSES           VALUE
       ------------------------------------------------- ---------------- --------------- ---------------- ---------------
       AVAILABLE FOR SALE:
            Mortgage-backed securities - CMOs and
            pass-through securities                            $220,105        $ 11,571         $(193)         $231,483
            U.S. Treasury securities and obligations
            of U.S. Government and government agencies
            and authorities                                     289,376          53,782          (274)          342,884
            Obligations of states and political
            subdivisions                                         28,749             994           (17)           29,726
            Debt securities issued by foreign
            governments                                          40,786           2,966          (375)           43,377
            All other corporate bonds                         1,124,298          75,870       (13,000)        1,187,168
            Redeemable preferred stock                            4,033             119          (109)            4,043
       ------------------------------------------------- ---------------- --------------- ---------------- ---------------
                Total Available For Sale                     $1,707,347        $145,302      $(13,968)       $1,838,681
       ------------------------------------------------- ---------------- --------------- ---------------- ---------------

       DECEMBER 31, 1997                                                      GROSS            GROSS
       ($ in thousands)                                  AMORTIZED COST     UNREALIZED      UNREALIZED          FAIR
                                                                              GAINS           LOSSES           VALUE
       ------------------------------------------------- ---------------- --------------- ---------------- ---------------
       AVAILABLE FOR SALE:
            Mortgage-backed securities - CMOs and
            pass-through securities                            $144,921         $ 8,254         $(223)         $152,952
            U.S. Treasury securities and obligations
            of U.S. Government and government agencies
            and authorities                                     248,081          34,111          (123)          282,069
            Obligations of states and political
            subdivisions                                         14,560             392            (2)           14,950
            Debt securities issued by foreign
            governments                                          85,367           6,194          (228)           91,333
            All other corporate bonds                         1,077,211          59,972        (1,387)        1,135,796
            Redeemable preferred stock                              981              48            (9)            1,020
       ------------------------------------------------- ---------------- --------------- ---------------- ---------------
                Total Available For Sale                     $1,571,121        $108,971       $(1,972)       $1,678,120
       ------------------------------------------------- ---------------- --------------- ---------------- ---------------


     The amortized cost and fair value of fixed maturities available for sale at December 31, 1998, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

        ----------------------------------------------------- ------------------ ------------------
        ($ in thousands)                                          AMORTIZED          FAIR
                                                                    COST             VALUE
        ----------------------------------------------------- ------------------ ------------------
        MATURITY:
             Due in one year or less                              $   21,149         $   21,655
             Due after 1 year through 5 years                        249,251            256,032
             Due after 5 years through 10 years                      356,358            379,061
             Due after 10 years                                      860,484            950,450
        ----------------------------------------------------- ------------------ ------------------
                                                                   1,487,242          1,607,198
        ----------------------------------------------------- ------------------ ------------------

             Mortgage-backed securities                              220,105            231,483
        ----------------------------------------------------- ------------------ ------------------
                 Total Maturity                                   $1,707,347         $1,838,681
        ----------------------------------------------------- ------------------ ------------------


     The Company makes significant investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

     At December 31, 1998 and 1997, the Company held CMOs with a market value of $181.6 million and $122.8 million, respectively. The Company's CMO holdings were 62.9% and 97.5% collateralized by GNMA, FNMA or FHLMC securities at December 31, 1998 and 1997, respectively.

     Equity Securities

     The cost and market values of investments in equity securities were as follows:

    --------------------------------------------- ----------- ---------------------- ---------------------- -----------
    EQUITY SECURITIES:                                          GROSS UNREALIZED       GROSS UNREALIZED     FAIR VALUE
    ($ in thousands)                                 COST             GAINS                 LOSSES
    --------------------------------------------- ----------- ---------------------- ---------------------- -----------
    DECEMBER 31, 1998
         Common stocks                               $ 5,185             $889                 $(292)           $5,782
         Non-redeemable preferred stocks              20,641              707                  (445)           20,903
    --------------------------------------------- ----------- ---------------------- ---------------------- -----------
             Total Equity Securities                 $25,826           $1,596                 $(737)          $26,685
    --------------------------------------------- ----------- ---------------------- ---------------------- -----------
    DECEMBER 31, 1997

         Common stocks                                $3,318            $ 583                  $(70)           $3,831
         Non-redeemable preferred stocks              11,774              931                  (247)           12,458
    --------------------------------------------- ----------- ---------------------- ---------------------- -----------
             Total Equity Securities                 $15,092           $1,514                 $(317)          $16,289
    --------------------------------------------- ----------- ---------------------- ---------------------- -----------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Proceeds from sales of equity securities were $6.0 million, $12.4 million and $12.8 million in 1998, 1997 and 1996, respectively. Gross gains of $2.6 million, $8.6 million and $4.7 million and gross losses of $815 thousand, $172 thousand and $155 thousand in 1998, 1997 and 1996, respectively were realized on those sales.

     Mortgage Loans

     Underperforming assets include delinquent mortgage loans, loans in the process of foreclosure and loans modified at interest rates below market.

     At December 31, 1998 and 1997, the Company's mortgage loan portfolios consisted of the following:

-----------------------------------------------------  -------------  --------------
($ in thousands)                                            1998            1997
-----------------------------------------------------  -------------  --------------
Current Mortgage Loans                                      $170,635        $160,247
Underperforming Mortgage Loans                                 3,930               -
-----------------------------------------------------  -------------  --------------
Total                                                        174,565         160,247
-----------------------------------------------------  -------------  --------------


     Aggregate annual maturities on mortgage loans at December 31, 1998 are as follows:

-----------------------------------------------------       -------
($ in thousands)

Past Maturity                                               $   129
1999                                                         11,649
2000                                                         11,309
2001                                                          8,697
2002                                                         16,272
2003                                                          4,998
Thereafter                                                  121,511
-----------------------------------------------------       -------
Total                                                       174,565
=====================================================       =======

     Joint Venture

     In October 1997, TIC and Tishman Speyer Properties (Tishman), a worldwide real estate owner, developer and manager, formed a joint real estate venture with an initial equity commitment of $792 million. TIC and certain of its affiliates committed $420 million in real estate equity and $100 million in cash while Tishman committed $272 million in properties and cash. Both companies are serving as asset managers for the venture and Tishman is primarily responsible for the venture's real estate acquisition and development efforts. The Company's investment in the joint venture, which is included in other invested assets, totaled $62.4 million and $54.8 million at December 31, 1998 and 1997, respectively.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Concentrations

     The Company's significant individual investment concentrations included $53.3 million and $32.7 million in Bellsouth Corp. at December 31, 1998 and 1997, respectively. In addition, there was an investment of $50.8 million in the State of Israel in 1997.

     The Company participates in a short-term investment pool maintained by an affiliate. See Note 8.

     Included in fixed maturities are below investment grade assets totaling $102.4 million and $76.7 million at December 31, 1998 and 1997, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade bonds.

     The Company's three largest industry concentrations of investments, primarily fixed maturities, were as follows:

        -------------------------------------------- -----------   -----------
        ($ in thousands)                                 1998          1997
        -------------------------------------------- -----------   -----------
        Banking                                         $160,713      $130,966
        Transportation                                   155,116       138,903
        Electric utilities                               109,027       106,724
        -------------------------------------------- -----------   -----------

     Below investment grade assets included in the preceding table were not significant.

     Concentrations of mortgage loans by property type at December 31, 1998 and 1997 were as follows:

        --------------------------------------------   -----------   -----------
        ($ in thousands)                                   1998          1997
        --------------------------------------------   -----------   -----------
        Agricultural                                       $78,579       $62,463
        Office                                              51,813        47,453
        --------------------------------------------   -----------   -----------

     The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

     Non-Income Producing Investments

     There were no investments included in the balance sheets that were non-income producing for the preceding 12 months.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Restructured Investments

     Mortgage loan and debt securities which were restructured at below market terms at December 31, 1998 and 1997 were insignificant. The new terms of restructured investments typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such assets was insignificant. Interest on these assets, included in net investment income, was insignificant.


12.  LIFE AND ANNUITY DEPOSIT FUNDS AND RESERVES

     At December 31, 1998, the Company had $1.9 billion of life and annuity deposit funds and reserves. Of that total, $1.5 billion were not subject to discretionary withdrawal based on contract terms. The remaining $.4 billion were life and annuity products that were subject to discretionary withdrawal by the contractholders. Included in the amount that is subject to discretionary withdrawal were $.2 billion of liabilities that are surrenderable with market value adjustments. An additional $.2 billion of life insurance and individual annuity liabilities are subject to discretionary withdrawals with an average surrender charge of 4.6%. The life insurance risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent for long-term policyholders. Insurance liabilities that are surrendered or withdrawn from the Company are reduced by outstanding policy loans and related accrued interest prior to payout.


13. RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

     The following table reconciles net income to net cash provided by (used in) operating activities:

        ------------------------------------------------------------------   -------------   -------------   -------------
        FOR THE YEAR ENDED DECEMBER 31,                                          1998             1997            1996
                                                                                 ----             ----            ----
        ($ in thousands)
        ------------------------------------------------------------------   -------------   -------------   -------------
        Net Income From Continuing Operations                                     $57,485         $71,372        $ 25,791
             Adjustments to reconcile net income to cash provided by
             operating activities:
                 Realized (gains) losses                                          (18,493)        (44,871)          9,613
                 Deferred federal income taxes                                     11,783           4,344         (15,665)
                 Amortization of deferred policy acquisition costs and
                      value of insurance in force                                  17,031           6,036           3,286
                 Additions to deferred policy acquisition costs                  (120,278)        (56,975)        (20,753)
                 Investment income accrued                                         (3,821)            908           1,308
                 Premium balances receivable                                       (6,786)         (3,450)         (3,561)
                 Insurance reserves and accrued expenses                           (8,431)          3,981         (16,459)
                 Other                                                             (3,881)         26,673         (13,419)
        ------------------------------------------------------------------   -------------   -------------   -------------
                 Net cash provided by (used in) operations                       $(75,391)         $8,018        $(29,859)
        ------------------------------------------------------------------   -------------   -------------   -------------


14.  NON-CASH INVESTING AND FINANCING ACTIVITIES


     There were no significant non-cash investing and financing activities for 1998, 1997 and 1996.

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING

Sections 33-770 et seq, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

               UNDERTAKING TO REPRESENT REASONABLENESS OF CHARGES

The Company hereby represents that the aggregate charges under the Policy of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.



                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

-    The facing sheet.
-    The Prospectus, as incorporated herein by reference.
-    The undertaking to file reports.
-    The signatures.

ATTACHMENTS:

A. Consent of Katherine M. Sullivan, General Counsel, to the filing of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (See Exhibit 11 below.)

B. Consent and Actuarial Opinion pertaining to the illustrations contained in the Prospectus.

C.       Consent of KPMG LLP, Independent Certified Public Accountants.

D.       Powers of Attorney. (See Exhibit 12 below.)

EXHIBITS:

1. Resolution of the Board of Directors of The Travelers Life and Annuity Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Registration Statement on Form S-6 filed November 2, 1995.)

2.       Not applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Life and Annuity Company and CFBDS, Inc.) (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4, File No. 333-60215, filed November 9, 1998.)

3(b). Specimen Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, File No. 333-60215, filed November 9, 1998.)

3(c).    Agents Agreement, including schedule of sales commissions.

4.       None

5. Form of Variable Life Insurance Policy. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 333-69773, filed December 28, 1998.)

6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40191, filed November 13, 1997.)

6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40191, filed November 13, 1997.)

7.       None

8.       None

9.       None

10. Application for Variable Life Insurance Policy. To be filed by amendment.

11. Opinion of Counsel regarding the legality of securities being registered. (Incorporated herein by reference to Exhibit 11 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 333-69771, filed December 28, 1998.)

12(a). Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibits 12 and 12(b) to the Registration Statement and Post-Effective Amendment No. 1 on Form S-6 filed November 2, 1995 and April 25, 1997.)

12(b). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for J. Eric Daniels. (Incorporated herein by reference to Exhibit 12(b) to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 333-69771, filed December 28, 1998.)

12(e). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Jay S. Benet.)

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, The Travelers Fund UL II for Variable Life Insurance, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hartford, state of Connecticut, on the 12th day of April 1999.


              THE TRAVELERS FUND UL II FOR VARIABLE LIFE INSURANCE
                                  (Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                   (Depositor)

                         By: *JAY S. BENET
                             --------------------------------------------------
                                Jay S. Benet
                                Senior Vice President, Chief Financial Officer Chief Accounting Officer and Controller
                                The Travelers Life and Annuity Company


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 12th day of April 1999.


*MICHAEL A. CARPENTER                     Director, Chairman of the Board, President
-----------------------------             and Chief Executive Officer
  (Michael A. Carpenter)

*J. ERIC DANIELS                          Director, President and Chief Executive Officer
-----------------------------
  (J. Eric Daniels)

*JAY S. BENET                             Director, Senior Vice President, Chief Financial
-----------------------------             Officer, Chief Accounting Officer and Controller
  (Jay S. Benet)

*GEORGE C. KOKULIS                        Director
-----------------------------
  (George C. Kokulis)

*ROBERT I. LIPP                           Director
-----------------------------
  (Robert I. Lipp)

*KATHERINE M. SULLIVAN                    Director, Senior Vice President
-----------------------------             and General Counsel
  (Katherine M. Sullivan)

*MARC P. WEILL                            Director
-----------------------------
  (Marc P. Weill)



*By: ERNEST J. WRIGHT
     ----------------
     Ernest J. Wright,
     Attorney-in-Fact